Exhibit 99.1
2010 INTERIM REPORT (Stock Code: 00525)

2010

INTERIM REPORT

(Stock Code: 00525)

GSRC
广深铁路

CONTENTS

Chapter 1	Important Notice	2

Chapter 2	Basic Information on the Company	2

Chapter 3	Change in Share Capital and Shareholding of Major Shareholders	6

Chapter 4	Directors, Supervisors and Senior Management	9

Chapter 5	Report of Directors	10

Chapter 6	Matters of Importance	19

Chapter 7	Financial Report (unaudited)	24

Chapter 8	Document Available for Inspection	42

INTERIM REPORT 1     |

CHAPTER 1:	IMPORTANT NOTICE
The Board of Directors, the Supervisory Committee, Directors, Supervisors and senior management of the Company warrant that there are no material omissions from, or misrepresentations or misleading statements contained in this interim report, and severally and jointly accept full responsibility for the authenticity, accuracy and completeness of the information contained in this report.

All Directors of the Company attended the meeting of the Board of Directors of the Company.

The interim financial report under IFRS for 2009 has been discussed and passed by the Board and the Audit Committee of the Company.

The interim financial report under IFRS for 2009 of the Company has not been audited by our auditor.

There is no appropriation of the Company’s fund by its major shareholders.

There is no guarantee violating the decision making procedure.

Mr. Xu Xiaoming, Chairman of the Board of Directors of the Company, Mr. Shen Yi, General Manager and director of the Company, Mr. Tang Xiangdong, Chief Accountant, Mr. Lin Wensheng, head of Finance Department hereby declare that the authenticity, accuracy and completeness of the financial statements contained in the interim report are warranted.

CHAPTER 2 :	BASIC INFORMATION ON THE COMPANY
I.	General Information
1.	Company Information

Registered name of the Company:

	English name of the Company:	Guangshen Railway Company Limited

	Legal representative:	Xu Xiaoming

2.	Contact and Address

	Name: Address: Tel: Fax: Email:	Company Secretary: Guo Xiangdong No. 1052, Heping Road Shenzhen, Guangdong Province The People’s Republic of China (86) 755-25587920 or (86) 755-25588146 (86-755) 25591480 ir@gsrc.com	Representative of Security Affair: Zheng Bei (86) 755-61382173

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3.	Basic Information

Registered address of the Company:	No. 1052, Heping Road Shenzhen, Guangdong Province The People’s Republic of China
Postcode:	518010
Company website:	www.gsrc.com
Company email:	ir@ gsrc.com
4.	Places for Information Disclosure and Reserve

Newspapers for information disclosure of the Company:	China Securities Journal, Securities Times, Shanghai Securities News, Securities Daily
Websites posting interim report:	http://www.sse.com.cn
http://www.hkex.com.hk
http://www.gsrc.com
Interim reports of the Company available at:	Guangshen Railway Company Limited No. 1052, Heping Road Shenzhen, Guangdong Province The People’s Republic of China
5.	Share Information

Share	Stock Exchange	Ticker Symbol	Share Code
A Share	Shanghai Stock Exchange		601333
H Shares	The Stock Exchange of Hong Kong Limited		00525
ADS	The New York Stock Exchange, Inc.	—	GSH
6.	Other relevant information:

First registered date of the Company:	March 6th, 1996
First registered address of the Company:	Heping Road, Shenzhen, Guangdong Province
Register number of business license of enterprise legal person:	4403011022106
Tax register number of the Company:	440300192411663
Company code:	19241166-3

PRC auditors:	PricewaterhouseCoopers Zhong Tian CPAs Limited Co.
11/F PricewaterhouseCoopers Center 202 Hu Bin Road Shanghai 200021 The People’s Republic of China

INTERIM REPORT 3     |

International auditors:	PricewaterhouseCoopers 22nd Floor, Prince’s Building Central Hong Kong

Legal adviser as to PRC law:	Haiwen & Partners
21st Floor, Beijing Silver Tower No. 2 Dong San Huan North Road Chao Yang District Beijing The People’s Republic of China

Legal adviser as to Hong Kong law:	Norton Rose
38th Floor, Jardine House 1 Connaught Place Central Hong Kong

Legal adviser as to United States law:	Shearman & Sterling LLP 12th Floor Gloucester Tower the Landmark 15 queen’s Road Central Hong Kong

PRC share registrar:	China Securities Depository and Clearing Corporation Limited Shanghai Branch 36/F, China Insurance Building No. 166, Lujiazui Road New district Pudong Shanghai The People’s Republic of China

Hong Kong share registrar:	Hong Kong Registrars Limited Rooms 1712-16 17th Floor Hopewell Centre 183 Queen’s Road East Wan Chai Hong Kong

Depositary:	JPMorgan Chase Bank, N.A. 13th Floor, 4 New York Plaza New York USA

Principal banker:	China Construction Bank Shenzhen Branch Jiabin Rd Sub-branch 1st to 4th Floors Jinwei Building Jiabin Road Shenzhen The People’s Republic of China

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II.	Main Accounting Data and Financial Indicators

	As at	As at
	30 June	31 December	Increase/
	2010	2009	Decrease
	(RMB'000)	(RMB'000)	(%)

Total assets	29,968,358	29,330,127	2.18
Net assets (Excluded Non-conntrolling interest)	23,303,739	23,248,638	0.24
Net assets per share attributable to shareholders (RMB)	3.29	3.28	0.30

			Increase/
	Reporting		Decrease
	period (From		compared
	January 1	The same	to the same
	to June 30	period of	period of
	2010)	2009	2009
			(%)

Total revenues	6,309,545	5,857,884	7.71
Total operating expenses	5,421,121	5,015,828	8.08
Profit from operations	909,304	852,891	6.61
Profit before tax	819,286	731,378	12.02
Profit attributable to shareholders	621,784	584,002	6.47
Earnings per share (RMB)
— Basic and diluted	0.088	0.082	7.32
Earnings per ADS (RMB)	4.389	4.122	6.48
III.	For the differences between Chinese Accounting Standards and International Financial Reporting Standards

	(unit: RMB thousand)
		Shareholders’
	Net Profits	Interests
	(Included	(Included
	Non-	Non-
	controlling	controlling
	interest)	interest)

In Accordance with Chinese Accounting Standards	690,752	23,358,596
Reconciliation to International Financial Reporting Standards
Reconciliation
— Differences caused by staff housing reformation (Note)	(69,828)	—
International Financial Reporting Standards	620,924	23,358,596

Note:	In the previous years, the losses arising from the implementation of the state housing reformation policies were amortized on a straight line basis over the contract service period of 15 years under IFRS; however, the losses were fully charged against the opening balance of the retained earnings according to Chinese Accounting Standards. Due to the adjustments of internal organizations and employees of the Company during the current period, the management believes that the restriction over the lengths of staff service years is no longer valid. Therefore, the unamortized losses related to housing reformation under IFRS were charged to the current period’s income statement, which raised the differences in the net profits for the six months ended 30 June 2010.

INTERIM REPORT 5     |

CHAPTER 3:	CHANGE IN SHARE CAPITAL AND SHAREHOLDING OF MAJOR SHAREHOLDERS
I.	Change in Share Capital

During the period covered by this report, there is no change in the total number of shares and capital structure of the Company.

II.	Information on Shareholders
1.	As of the end of this reporting period, according to the stock ledgers provided by China Securities Depository & Clearing Corp. Ltd. Shanghai Branch and Hong Kong Registrars Limited, the total number of shareholders, the top ten shareholders and the top ten shareholders holding shares without restrictions on sales of the Company were as follows:
Unit: Share

Total shareholders	Total number of 489,221 shareholders on record, including 488,681 shareholders of A Shares and 540 shareholders of H Shares and ADSs
Top ten shareholders

			Number of	Number of
	Total	Ownership	shares with	shares in
	Number of	percentage	restrictions	pledge or	Nature of
Name of shareholder	shares held	(%)	on sales held	frozen	shareholder

Guangzhou Railway (Group) Company	2,629,451,300	37.12	—	none	State-owned
HKSCC NOMINEES LIMITED (Note)	1,389,014,831	19.61	—	unknown	Foreign-funded
National Social Security Fund Council	274,798,700	3.88	274,798,700	unknown	Other
Taiyuan Iron & Steel (Group) Company Ltd.	50,776,147	0.72	—	unknown	State-owned
ICBC-Nanfang Longyuan Stock Investment Fund	42,614,285	0.60	—	unknown	Other
China Shipbuilding Industry Corporation Finance	20,000,000	0.28	—	unknown	State-owned
BOC—Jiashi Hushen 300 Index Investment Fund	17,710,471	0.25	—	unknown	Other
China Life Insurance Company Limited—Dividend-Individual Dividend—005L-FH002 Shanghai	17,451,255	0.25	—	unknown	Other
ICBC—Huaxia Hushen 300 Index Investment Fund	15,892,100	0.22	—	unknown	Other
ICBC—Kaiyuan Stock Investment Fund	13,291,736	0.19	—	unknown	Other

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Top ten shareholders holding shares without restrictions on sales

	Number of
	shares without
	restrictions
Name of shareholder	on sales	Class of shares

Guangzhou Railway (Group) Company	2,629,451,300	A Shares
HKSCC NOMINEES LIMITED (Note)	1,389,014,831	H Shares
Taiyuan Iron & Steel (Group) Company Ltd.	50,776,147	A Shares
ICBC — Nanfang Longyuan Stock Investment Fund	42,614,285	A Shares
China Shipbuilding Industry Corporation Finance	20,000,000	A Shares
BOC — Jiashi Hushen 300 Index Investment Fund	17,710,471	A Shares
China Life Insurance Company Limited-Dividend-Individual Dividend—005L-FH002 Shanghai	17,451,255	A Shares
ICBC — Huaxia Hushen 300 Index Investment Fund	15,892,100	A Shares
ICBC — Kaiyuan Stock Investment Fund	13,291,736	A Shares
AU SING KUNG	10,250,000	H Shares
Statement regarding connectedness or unanimity of the above shareholders	The Company is not aware of whether the above shareholders are connected or unanimous as defined in Administration of Disclosure of Information on the Change of Shareholdings in Listed Companies Procedures.

Note:	1,389,014,831 H Shares, which accounts for 97.05% of the total number of H shares issued by the company, are held by HKSCC NOMINEES LIMITED on behalf of its various customers.
2.	The number of shares with restrictions on sales held by top ten shareholders and restrictions on sales
Unit: share

	Number of		Number of
Name of shareholder	shares with		additional
holding shares with	restrictions	Time for listing	tradable
restrictions on sales	on sales held	trading	shares	Restrictions on sales

National Social Security Fund Council	274,798,700	24 December 2012	274,798,700	Lock-up period extended by another three years following the expiry of the original statutory or volunteer lock-up period as promised by GSGC

INTERIM REPORT 7     |

3.	So far as the Directors, Supervisors and other senior management are aware, as at 30 June 2010, the interests and short positions of the persons, other than Directors, Supervisors and other senior management of the Company, in the shares and underlying shares of the Company as recorded in the register required to be kept under section 336 of the Hong Kong Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) were as follows:

		Number of			Percentage	Percentage
	Class of	shares held			of Class	of total share
Name of shareholder	shares	(Note 1)		Capacity	of shares	capital

Guangzhou Railway (Group) Company	A shares	2,629,451,300	(L)	Beneficial owner	46.52%	37.12%

Credit Suisse Group AG	H shares	82,763,665	(L)	Beneficial owner	5.78%	1.17%

		81,976,950	(S)		5.73%	1.16%

Note: (1)	The letter “L” denotes a long position; “S” denotes a short position; and “P” denotes lending pool.
4.	Change in controlling shareholder and actual controller

Guangzhou Railway (Group) Company (“GRGC”) is the largest shareholder of the Company; the Ministry of Railways (the “MOR”) is the actual controller. During the period of this report, there is no change in the largest shareholder and the actual controller.

5.	Public float

As of the end of the reporting period, the Company is therefore in compliance with the Stock Listing Rules promulgated by Shanghai Stock Exchange and the Exchange Listing Rules promulgated by Hong Kong Exchange as regard to sufficiency of public float.
III.	Pre-emptive Right

There is no provision regarding pre-emptive right under the Articles of Association and the laws of the PRC.

IV.	Purchase, Sale or Redemption of the Shares of the Company

As of 30 June 2010, there was no purchase, sale or redemption by the Company, or any of its subsidiaries, of the shares of the Company.

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CHAPTER 4 :	DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT
I.	Change in Number of Shares Held by Directors, Supervisors and Senior Management

During the period of this report, there is no change in number of shares held by Directors, supervisors and senior management. None of them holds any share of the Company.

As of 30 June 2010, there was no record of interests and short positions (including the interests and short positions which were taken or deemed to have under the provisions of the Hong Kong Securities and Futures Ordinance) of the Directors or Supervisors of the Company in the shares, underlying shares and debentures of the Company or any associated corporation (within the meaning of the Hong Kong Securities and Futures Ordinance) in the register required to be kept under section 352 of the Securities and Futures Ordinance. The Company had not received notification of such interests and short positions from any Director or Supervisor of the Company as required to be made to the Company and the Hong Kong Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies (the “Model Code”) in Appendix 10 to the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited (“Exchange Listing Rules”). The Company has not granted to any of the Company’s Directors or Supervisors or their spouses or children under the age of 18 any right to subscribe for any shares or debentures of the Company.

The Company has adopted a code of conduct for transactions of securities by the directors, which is not less strict than the Model Code. The Company has made special inquiry to all directors. All of them have confirmed that they complied with the Model Code during the six months ended 30 June 2010.

II.	Changes to Directors, Supervisors and Senior Management
1.	On 10 June 2010, Mr. Huang Lika ceased to be a supervisor of the Company elected by staff and Mr. Xu Huiliang was elected by staff in the trade union plenary committees meeting of the Company.

2.	On 22 June 2010, the Company held the Annual General Meeting of 2009, at which resolutions were passed to terminate the engagement of Mr. Cao Jianguo and Mr. He Yuhua have ceased to be directors of the Company, and Mr. Xu Xiaoming and Mr. Guo Zhuxue were non-independent directors of the fifth session of the Board, and Mr. Yao Muming has ceased to be a supervisor of the Company and Mr. Xu Ling was appointed as supervisor of the Company.

3.	On 22 June 2010, the Company held the fifteenth meeting of the fifth session of the Board, at which resolutions were passed to appointed Mr. Xu Xiaoming as Chairman of the Board, and respectively terminated Mr. Wu Weiming and Mr. Luo Jiancheng as Deputy General Manager and General Manager Assistant of the Company; The Company Also held the ninth meeting of the fifth session of the Supervisory Committee, at which resolutions were passed to appointed Mr. Xu Ling as Chairman of the Supervisory Committee.

INTERIM REPORT 9     |

CHAPTER 5 :	REPORT OF DIRECTORS
I.	Discussion and Analysis of Overall Operation in Reported Period
1.	Business overview

In the first half of 2010, with the global economy continued improving, Chinese macroeconomic recoverd significantly. The gradually released of the freight transportation capacity of Wuhan to Guangzhou section of Beijing to Guangzhou Railway, and the hold of the Shanghai Expo contributed to the demand of passenger and freight transportation within the Company’s service territory picked up steadily. The Company faced the advantageous operating surrounding, the management and the entire staff made joint aggressive efforts. They increased traffic and revenues through continuously strengthening marketing efforts and enhanced transportation capacity and efficiency through consolidating and optimizing transportation resources while stringently controlling related costs and expenses. These efforts aimed to minimize the impact of the above-mentioned unfavorable factors. The Company achieved safety and stability in its transportation operation with steady increase in transportation revenues.

In the first half of 2010, the operating revenues of the Company were RMB6,310 million, representing an increase of 7.71% from RMB5,858 million in the same period last year, among which revenues from passenger transportation, freight transportation, railway network usage and services and other businesses were RMB3,735 million, RMB615 million, RMB1,554 million and RMB406 million, respectively, accounting for 59.20%, 9.74%, 24.63% and 6.43% of the total revenues, respectively; profit from operation was RMB909 million, representing an increase of 6.61% from RMB853 million in the same period last year, profit attributable to equity holders was RMB622 million, representing an increase of 6.47% from RMB584 million in the same period last year.

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2.	Analysis of businesses and revenues
(1)	Passenger transportation

Passenger transportation, which is the most important business segment of the Company, includes Guangzhou-Shenzhen inter-city trains, long-distance trains as well as Canton-Kowloon Through Trains in cooperation with MTR Corporation in Hong Kong. As at 30 June 2010, the Company operated 215 pairs of passenger trains in accordance with its daily train schedule, representing a decrease of 3 pairs from that at the end of 2009, among which there were 100 pairs of Guangzhou-Shenzhen inter-city trains; 13 pairs of Through Trains and 102 pairs of long-distance trains, a decrease of 3 pairs. The table below sets forth the revenues from passenger transportation and passenger delivery volumes for the six months ended 30 June 2010 in comparison with those of the same period in 2009:

	January—	January—	Increase
	June 2010	June 2009	(%)

Passenger Transportation Revenues (RMB’000)	3,735,009.0	3,511,977.2	6.35
— Guangzhou-Shenzhen inter-city trains	1,116,076.4	989,625.0	12.78
— Through Trains	194,828.1	181,221.0	7.51
— Long-distance trains	2,424,104.5	2,341,131.2	3.54
Passenger delivery volume (’000 persons)	42,822.2	41,316.0	3.65
— Guangzhou-Shenzhen inter-city trains	18,110.1	16,172.0	11.98
— Through Trains*	1,490.2	1,352.0	10.22
— Long-distance trains*	23,221.9	23,792.0	(2.40)
Revenue per passenger delivered (RMB)	N/A	N/A	N/A
— Guangzhou-Shenzhen inter-city trains	61.63	61.19	0.72
— Through Trains*	130.74	134.04	(2.46)
— Long-distance trains	N/A	N/A	N/A
Total passenger-kilometers (million passenger-kilometers)	14,712.0	14,581.0	0.90
Revenue per passenger-kilometer (RMB)	0.25	0.24	4.17
•	Guangzhou-Shenzhen inter-city trains

The main reasons for the increases in passenger delivery volume and revenue of Guangzhou-Shenzhen inter-city trains were: (1) thanks to the recover of Chinese macroeconomic especially the Guangdong, Hongkong and Macau’s regional economy, the exchange the volume of business and travel passenger increased; (2) our Guangzhou-Shenzhen inter-city trains began to make stops at each of the intermediary stations from 1 May 20 09, bringing about the growth of passenger traffic at the intermediary stations.

INTERIM REPORT 11     |

•	Hong Kong Through Trains

The increase in revenue from Hong Kong Through Trains was mainly due to (1) with the recover of Chinese macroeconomic and the strengthen of the economic and trade exchanges between Guangdong, Hongkong and Macau improve the business and travel passenger volume; (2) the hold of Shanghai Expo contributed to the increasing of the passenger volume.

•	Long-distance trains

The decrease in passenger delivery volume of long-distance trains was mainly due to after the launching and operating of the Wuhan to Guangzhou high-speed railway, in order to optimize the railway transportation resource, transport organization between the Wuhan to Guangzhou section of Beijing to Guangzou railway has been adjusted timely, cancelled part of the long-distance trains which used to ran between the section. The revenue from long-distance trains recorded a considerable increase.

The main reasons for the increase were: (1) the Company increased the number of two pairs of long-distance trains from Guangzhou to Tongren, Guangzhou to Xinyang since 21 March and 17 April 2010 respectively, leading to a considerable increase in revenue; (2) after the held of Shanghai Expo, the Company departed the Shenzhen to Shanghai special train timely leading to an increase in passenger revenue.

*	Explanation on readjustment for revenue from passenger delivery volume of Hong Kong through trains and long-distance trains: Since 1 June 2009, the Company adjusted part of the revenues previously recorded as Hong Kong through trains were restated as revenues from long-distance trains, accordingly the revenue from delivery of each passenger also changed, but this change wouldn’t impact on the total passenger delivery volume, so that revenues were as consistent as practicable with passenger delivery volume.

12 | GUANGSHEN RAILWAY COMPANY LIMITED

(2)	Freight transportation

Freight transportation is one important business of the Company. The Company is engaged in the freight transportation business on the Shenzhen-Guangzhou-Pingshi Railway and Hong Kong freight through train business. The table below sets forth the revenues from freight transportation and freight tonnage for the six months ended 30 June 2010 in comparison with those of the same period in 2009:

	January—	January—	Increase
	June 2010	June 2009	(%)

Freight Transportation Revenues (RMB’000)	614,647.9	506,488.0	21.35
— Outbound freight*	215,763.6	124,152.0	73.79
— Inbound freight, including arrival and pass-through freight*	375,808.3	357,839.0	5.02
— Other revenues from freight transportation	23,076.0	24,497.0	(5.80)
Tonnage of freight (’000 tonnes)	32,340.0	26,540.6	21.85
— Outbound freight*	10,324.7	7,634.4	35.24
— Inbound freight, including arrival and pass-through freight*	22,015.3	18,906.1	16.45
Revenue per tonne (RMB)	19.01	19.08	(0.37)
— Outbound freight	20.90	16.26	28.54
— Inbound freight, including arrival and pass-through freight	17.07	18.93	(9.83)
Total tonne-kilometers (million tonne-kilometers)	7,083	5,589	26.73
Revenue per tonne-kilometer (RMB)	0.09	0.09	—
The main reasons for the increases in freight volume and revenue were mainly due to: (1) with the global economy continued improving, Chinese macroeconomic recoverd, the railway freight transportation business rebound significantly; (2) thanks to the launching and operating of the Wuhan to Guangzhou high-speed railway, the freight transportation capacity of Wuhan to Guangzhou section of Beijing to Guangzhou railway gradually released, and the capacity of outbound and pass-through improved; (3) the Company fully utilized the favorable opportunity, actively strengthen the marketing and the capacity of load and unload; (4) from 13 December 2009, the national basic freight transportation price raised 0.7 cent per tonne kilometer, also contributed to the increase in the revenue of freight transportation.
*	Explanation on readjustment of specifications for revenue from outbound and inbound freight (including arrival and pass-through freight): Since 1 June 2009, the Company adjusted part of the revenues previously recorded as inbound freight revenues were restated as revenues from outbound freight, accordingly the tonnage revenue also changed, but this change wouldn’t impact on the total revenue of freight transportation, so that revenues were as consistent as practicable with freight tonnage.

INTERIM REPORT 13     |

(3)	Railway network usage and services

Railway network usage and services mainly include locomotive traction, track usage, electric catenary, vehicle coupling and other services. The table below sets forth the revenues from railway network usage and services for the six months ended 30 June 2010 in comparison with those of the same period in 2009:

	January—	January—	Increase
	June 2010	June 2009	(%)

Railway network usage and services (RMB’000)	1,554,330.8	1,483,048.7	4.81
— Locomotive traction	631,163.1	655,956.7	(3.78)
— Track usage	517,421.8	502,656.2	2.94
— Electric catenary	170,001.4	133,535.2	27.31
— Vehicle coupling	138,526.4	112,115.1	23.56
— Other services	97,218.1	78,785.5	23.40
The increase in revenues from railway network usage and services was mainly due to: (1) the increase in the number of temporary long-distance trains in operation during 2010 Spring Festival period in comparison with those of the same period in 2009; (2) thanks to the launching and operating of the Wuhan to Guangzhou high-speed railway, the freight transportation capacity of Wuhan to Guangzhou section of Beijing to Guangzhou railway comparily released and the number of freight trains between Guangzhou and Pinshi, which led to the increase in railway network usage and services charged by the Company.

(4)	Other businesses

Other businesses of the Company mainly include sale of materials and supplies, maintenance of trains, on-board catering services, labor services and other businesses related to railway transportation. In the first half of 2010, the revenues of the other businesses were RMB406 million, representing an increase of 13.80% from RMB356 million in the same period last year.

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3.	Main items and analysis of operating costs and expenses

				Unit: RMB’000
	January—	January—	Increase
	June 2010	June 2009	(%)	Reasons for the change

Operating costs	5,421,121	5,015,828	8.08	—

Costs of railway businesses	5,056,935	4,693,783	7.74	(1) Upward readjustment of basic salaries, rates of social insurance, housing funds and comprehensive provisions for employees.

				(2) The Company finished the repairment of most of the “CRH” EMUs in the first half of 2010, leading to a increase in maintenance expenses.

(3) The increase in depreciation expenses as part of the Guangzhou-Shenzhen Line projects and the renovation of Guangzhou and Guangzhou East railway stations had been transfer to fixed assets at the end of 2009.

(4) Increase in the price of diesel and consumption of fuel and electricity subsequent to two readjustments of train diagrams on November 2009 and April 2010, which led to increase in locomotive and consumption accordingly.

(5) Before 1 January, 2010, the Company needed to afford most of the expenses of the railway police, which supplied protective security service, but after that, because of the management system reform of railway police, the governing relationship of railway police changed. So the Company only bear a small part of the expenses, leading to a decrease in social services fees.

Costs of other businesses	364,186	322,045	13.09	Upward readjustment of basic salaries for employees since 1 January 2010

Finance cost	91,229	122,229	(25.36)	(1) At the end of 2009, the Company issued medium-term note replaced the high interest bank loan;

				(2) the own fund repaid part of the bank loan.

Income tax expenses	198,362	148,160	33.88	Increase in total profit and lift of effective income tax rate from 20% to 22% during reporting period.

INTERIM REPORT 15     |

4.	Prospects of the second half of 2010

Looking into the second half of 2010, the decline of impact to economy entities form global financial crisis, the bettering global economy, the further recovering of China’s macro economy, and holdings of the Expo Shanghai and the Guangzhou Asia Games will make positive impacts to the Company’s passenger and freight transportation businesses. With these market opportunities, the Company, abiding by the operating principle of “serving customers, human-first and corporate governance by law”, will standardize operation and management, enhance efficiency and capacity of transportation, develop core businesses of railway transport, actively exploit new growth points on passenger and freight transportation businesses, improve corporate governance, as well as strengthen the level and efficiency of management to accelerate the harmonious development of the Company. In the second half of this year, the Company will pay special attention to the following work:
(1)	Make great efforts on boosting revenues and saving costs. On the aspect of boosting revenues, the Company will strengthen its marketing of passenger and freight transportation during the period of Summer Vocation, Expo Shanghai and Guangzhou Asia Games and do well in the passenger transportation during the mid-autumn festival and the National Day holidays; on the aspect of saving cost, under the conditions of ensuring transport safety and service quality, the Company will further optimize labor assignment and cut down management overheads.

(2)	Develop passenger transport market research and exploit new growth points in passenger transport business. On one hand, the Company will attract potential passengers by continuing to make passenger transport market research about Guangshen lines and discuss marketing plan for linking the passengers of Guangzhou-Wuhan high speed trains with Guangshen lines; on the other hand, the Company tries to build Pinghu and Xintang as the stop station of Guangzhou- Shenzhen inter-city trains and part of the local comprehensive traffic hub arrangement with the supports of local government. Moreover, the company continues to strengthen the research on the feasibility of operating more domestic long-distance passenger trains.

(3)	The Company further improves freight transport marketing, tries to exploit new freight sources and operates more freight through trains by utilizing good condition of the release of transport capacity between Guangzhou and Wuhan in Beijing-Guangzhou railway.

16 | GUANGSHEN RAILWAY COMPANY LIMITED

II.	Investment of the Company
1.	Use of raised funds

In the period of this report, the Company did not raise any funds and no funds raised previously were used in this period.

2.	Use of non-raised proceeds

In the period of this report, there is no investing project founded by non-raised proceeds.
III.	Change about accounting policies

International Accounting Standards Board released the third year improvements in May 2010. The improvements take effects on 1 January 2011; however, early application is permitted. According to the amendment about IFRS 1 — first-time adoption of IFRS in the improvements, the amounts of the appraisal took places at periods before or during the first-time adopter’s first set of IFRS can be the deemed cost of the first financial statements under IFRS. At the same time, the amendment allows the enterprises that carried out IFRS 1 in the past years to make retrospective adjustments in their first financial statements after this amendment’s implementation (namely the financial statements of 2011). Early adoption is permitted.

The direct influence of this amendment to the Company is that the added value in valuation occurred during the joint-stock reformation of the Company may be reflected in the IFRS financial statements. The standard differences between PRC and IFRS financial statements reduce.

Considering the MOF PRC and CSRC paying many attentions at the standard differences existed in the financial statements of concurrent A+ H-share listing companies, the Company decides to adopt this amendment early for reducing standard differences.

The influences of the retrospective adjustments to the Company’s 2010 interim IFRS financial statement are as follows: reduce retained profits at the beginning of 2010 by RMB602,498,000, reduce net profits of 2010 interim by RMB11,032,000, increase net assets at the beginning of 2010 by RMB667,513,000, increase net assets at the end of 2010 interim by RMB656,481,000.

IV.	Employees

As at 30 June 2010, the Company had in total 32,514 employees, representing a decrease of 656 compared to that at the end of 2009.
1.	The professional composition of the employees:

Category of profession	Number

Administrative personnel	2,970
Technical personnel	1,133
Ordinary operation personnel	28,411

Total	32,514

INTERIM REPORT 17     |

2.	Education level of employees

Category of education level	Number

Postgraduate or above	58
Undergraduate	1,502
College for professional training	5,527
Others (Secondary vocational school, high school and vocational technical school, etc)	25,427

Total	32,514

3.	Salary and benefits

The Company’s salary policy is closely linked with economic efficiency, labor efficiency and individual performance. The total amount of employees’ salaries is closely related to the operating results of the Company and the distribution of employees’ salaries is based on their post score and performance reviews. The basic salary of an employee is determined on the basis of the evaluation of basic labor factors such as labor skills, labor responsibilities, labor intensity and labor conditions, etc, and the actual labor remuneration is calculated on the basis of technical competence and vocational level of the employee and the evaluation of the quantity and quality of the actual labor input.

4.	Insurances and benefits plan of retirement

Pursuant to applicable state policies and regulations, the Company provides the employees with a set of statutory welfare funds and benefits as listed below:

	As a Percentage of the Aggregate Salaries of the Employees
	Employees residing along the Guangzhou-	Employees
	Pingshi line or in Guangzhou area or along	residing in
Employees’ benefits	the Guangzhou-Shenzhen line	Shenzhen

Housing fund	8%	13%
Retirement pension	18%	18%
Supplemental retirement pension	Four times to the amount paid by the employee individual.
	(The amount paid by the employee individual is determined by length of service, which is classified every five years and shall be adjusted timely according to the increase of employee’s salary.)
Basic medical insurance	7%	6%
Supplemental medical insurance	1%	0.5%
Maternity medical insurance	0.4%	0.5%
Work-related injury insurance	0.5%	0.5%
Unemployment insurance	0.2%	0.2%
Other welfare fund	6%	8%
5.	Training

The training was mainly provided by the Company, including training on post standardization, adaptability and continuing education. In the first half of 2010, the Company completed 50% of its training plans for 2010. The expenses for these training programs were approximately RMB4.948 million.
18 | GUANGSHEN RAILWAY COMPANY LIMITED

CHAPTER 6:	MATTERS OF IMPORTANCE
I.	Corporate Governance

During the period of this report, the Company complied earnestly with the Company Law, Securities Law and Governance Standards of Listed Companies of the P.R.C., laws and regulations promulgated by the China Securities Regulatory Commission (the “CSRC” ), Stock Listing Rules and Securities Listing Rules promulgated by the Shanghai Stock Exchange and the Stock Exchange of Hong Kong Limited, respectively. Considering the reality of the Company, we continue to improve the framework of corporate legal person governance, promote information disclosure and standardize operation of the Company. Currently, there are no obvious discrepancies between the corporate governance structure of the Company and that stipulated in the regulatory documents on governance of listed companies promulgated by the CSRC.

The Company is committed to high standards of corporate governance. To the best knowledge of the Company and its Directors, the Company has complied with the applicable code provisions set out in the Code on Corporate Governance Practice ( “Corporate Governance Code” ) contained in Appendix 14 of the Listing Rules promulgated by the Stock Exchange of Hong Kong Limited.

The Audit Committee of the Company consists of three independent non-executive Directors. The principal duties of the Audit Commit tee include reviewing and supervising the Company’s financial reporting procedures and internal control. The unaudited interim financial statements for the six months ended 30 June 2010 has been reviewed by the Audit Committee.

II.	Profit Distribution
1.	Execution of the profit distribution plan in the period of this report

The profit distribution plan was considered and approved at the annual general meeting for 2009 held on 22 June 2010. Based on the share capital 7,083,537,000 shares as at the end of 2009, a final dividend of RMB0.8 per ten shares, including tax, was paid to the shareholders, totaling RMB566,682,960, on 21 July 2010.

2.	Profit distribution plan for the six months ended 30 June 2010

The Board of Directors has decided not to distribute any interim profit or transfer any reserve into share capital.

3.	Execution of cash dividend policy in the period of this report

Please refer to “Execution of the profit distribution plan in the period of this report”.
III.	Material Litigation and Arbitration

The Company was not involved in any material litigation or arbitration in the reported period.
INTERIM REPORT 19     |

IV.	Shares of Other Listed Companies and Finance Companies Held by the Company

The Company did not hold any shares of other listed companies or finance companies in the reported period.

V.	Asset Transactions

No asset acquisition, disposal, replacement or merger occurred in the reported period.

VI.	Material Connected Transactions
1.	Connected transactions related to daily operation

						Percentage
						in the
		Type of	Content of		Consideration	transactions
Name of		connected	connected	Pricing	of connected	of the
related party	Relation	transaction	transaction	standards	transaction	same class
					(RMB’000)	(%)

GRGC	Our largest shareholder	Provision of services	To provide Maintenance and repair of freight trains	According to the repair rules set by MOR, agreed on the basis of full cost.	81,011	76.00

GRGC and its subsidiaries	Our largest shareholder and its affiliates	Ditto	To provide train services	According to the repair rules set by MOR, agreed on the basis of full cost.	114,460	7.00

GRGC and its subsidiaries	Our largest shareholder and its affiliates	Ditto	Revenues from railway network usage and services settled by MOR	Settled in accordance with prices set by MOR.	556,815	36.00

GRGC and its subsidiaries	Our largest shareholder and its affiliates	Receipt of services	To receive train services	Agreed on the basis of full cost.	250,530	21.00

Guangshen Railway Enterprise Development Company and Yangcheng Railway Enterprise Development Company	Affiliates of our largest shareholder	Ditto	To receive Comprehensive services related to transportation	Agreed prices, costs plus mark-up	64,330	23.00

GRGC and its subsidiaries	Our largest shareholder and its affiliates	Ditto	To receive maintenance and repair services	Agreed on the basis of full cost and the budget and final accounts checked by the National Railway Engineering Quota.	71,758	18.00

GRGC and its subsidiaries	Our largest shareholder and its affiliates	Ditto	To receive construction services	Settled in accordance with the budget and final accounts checked by the National Railway Engineering Quota.	52,000	21.00

GRGC and its subsidiaries	Our largest shareholder and its affiliates	Ditto	Revenues from railway network usage and services settled by MOR	Settled in accordance with prices set by MOR.	651,330	53.00
20 | GUANGSHEN RAILWAY COMPANY LIMITED

						Percentage
						in the
		Type of	Content of		Consideration	transactions
Name of		connected	connected	Pricing	of connected	of the
related party	Relation	transaction	transaction	standards	transaction	same class
					(RMB’000)	(%)

GRGC and its subsidiaries	Our largest shareholder and its affiliates	Procurement of merchandise	Procurement of materials and supplies	Agree prices, purchase prices plus 0.3%-6% commission	200,430	38.00

GRGC	Our largest shareholder	Land lease	Leasehold land payment	Determined in accordance with the Leasing Agreement entered into by the two parties.	26,200	100.00
Explanation regarding connected transactions:
The Company and GRGC entered into the Leasing Agreement on 15 November 2004. Pursuant to the agreement, the land for the GP Railway line was leased to the Company by GRCG for a leasing term of 20 years. It has been agreed by the two parties that the annual land rent should not exceed RMB74 million ( For details, please refer to the “Offer Prospectus” published on the website of the Shanghai Stock Exchange (website: www.sse.com.cn) on 21 December 2006 and the announcements of the Company published on 16 November and 31 December 2004 in Hong Kong Economic Times). In the first half of 2010, the Company paid a rent of RMB26.20 million to GRGC.
On 5 November 2007, the Company entered into three comprehensive services agreements with GRGC, Guangzhou Railway Group Yang Cheng Railway Enterprise Development Company and Guangshen Railway Enterprise Development Company, respectively, regarding conditional continuing connected transactions, together with the annual caps in relation to the continuing connected transactions for each of the three financial years ending 31 December 2010. For details, please refer to the “Announcement of Continuing Connected Transactions” published in the Securities Times, China Securities Journal and Shanghai Securities News and on www.sse.com.cn on 6 November 2007, the circular published on www.hkex.com.hk and www.sse.com.cn on 9 November 2007 and 20 December 2007, respectively and the announcement of resolutions and voting results of the Extraordinary General Meeting of Shareholders published in the above-mentioned newspapers and websites on 28 December 2007.
On 4 December 2008, the Company held the first extraordinary general meeting of 2008 to approve the amendment to the annual caps in relation to the three conditional continuing connected transactions entered into between the Company and GRGC, Guangzhou Railway Group Yang Cheng Railway Enterprise Development Company and Guangshen Railway Enterprise Development Company, respectively, on 5 November 2007, for each of the three financial years ending 31 December 2010. For details, please refer to the “Announcement of Continuing Connected Transactions” published in the Securities Times, China Securities Journal and Shanghai Securities News and on www.sse.com.cn and www.hkex.com.hk on 10 October 2008, or the circular published on www.hkex.com.hk and www.sse.com.cn on 20 October 2008 and 31 October 2008, respectively, and the announcement of resolutions and voting results of the Extraordinary General Meeting of Shareholders published in the above-mentioned newspapers and websites on 5 December 2008.
INTERIM REPORT 21     |

As railway transportation is conducted on an inseparable network of rail lines, the Company must use the rail lines under the control of Guangzhou Railway (Group) Company or its subsidiaries for the dispatching of part of its passengers or freight. Thus, the mutual provision of repair or other services is necessary between the Company and GRGC or its subsidiaries. The regular connected transactions occurring between the Company and GRGC or its subsidiaries are reached on the basis of fairness and reasonableness and are priced with reference to market price, industrial pricing standards or at cost plus a mark-up. These transactions are strictly subject to timely disclosure and approval of independent shareholders as required by relative regulatory rules, thus safeguarding the Company’s interests by the greatest extent.

2.	Material Connected transactions in relation to assets or equities

No connected transaction in relation to acquisition or sale of asset or equity transfer occurred in the reporting period.

3.	Non-regular related claim and debt

No non-regular related claim and debt occurred in the reporting period.

4.	Other material connected transactions

No other material connected transactions occurred in the reporting period.
VII.	Material Contracts and Implementation
1.	Trust

The Company did not engage in any trust business in the reporting period.

2.	Contracted Business

The Company did not engage in any contracted business in the reporting period.

3.	Leasing affairs

The Company leased the land for the GP Railway line from GRGC for a leasing term of 20 years. The annual land rent should not exceed RMB74 million. During the six months ended 30 June 2010, the Company’s land rents paid and payable were RMB26.20 million.

4.	Guarantee

The Company did not have any guarantee outstanding in this period.

5.	Material trust investment affairs

The Company did not entrust any entities to make any investment in this period.
22 | GUANGSHEN RAILWAY COMPANY LIMITED

6.	Other material contracts

The Company did not enter into any other material contracts in this period.
VIII.	Fulfillment of Publicly Announced Commitments

During the reporting period, GRGC, the largest shareholder of the Company, announced the following commitments:
1.	GRGC or any of its subsidiaries will not engage, directly or indirectly, in any business activities that may compete with the railway transportation and related businesses of the Company within the service territory of the Company. After the acquisition of the transportation businesses and assets of Guangzhou-Pingshi Railway, GRGC or any of its subsidiaries will not compete with the Company within the service territory of the Company either.

2.	GRGC will reduce the number of connected transactions as much as practicable in its operation relations with the Company. For necessary connected transactions, GRGC will perform these connected transactions on the basis of openness, justice and fairness without abusing its position as a large shareholder and behaving in a manner that is detrimental to the interests of the Company.
In the reporting period, the above-mentioned commitments were fulfilled properly and no breach of any commitment occurred.

IX.	Engagement and Disengagement of Accounting Firms

The Company decided to re-engage PricewaterhouseCoopers Zhong Tian CPAs Co., Ltd. as the PRC auditors and re-engage PricewaterhouseCoopers as the international auditors of the Company at the AGM for 2009 held on 22 June 2010.

X.	Punishment on the Company, Its Directors, Supervisors, Senior Management, Shareholders, Actual Controller or Acquirer and the Rectification

In the reporting period, none of the Company, its directors, supervisors, senior management, shareholders, actual controller or acquirer was subject to any investigation, administrative punishment or public criticism by the CSRC or public condemnation by the stock exchanges the Company is listed.

XI.	Explanation of Other Material Events

No other material events occurred in the reporting period.
INTERIM REPORT 23     |

CHAPTER 7:	FINANCIAL REPORT (UNAUDITED)
Condensed Consolidated Interim Balance Sheet
As of 30 June 2010

		As of	As of
		30 June	31 December
		2010	2009
	Note	RMB’000	RMB’000
		(Unaudited)	(Restated)
			(Note 4)

ASSETS
Non-current assets
Fixed assets	6	24,328,783	24,939,209
Construction-in-progress	6	719,389	662,183
Prepayment for fixed assets and construction-in-progress		84,430	60,134
Leasehold land payments		568,385	576,379
Goodwill		281,255	281,255
Investments in associates		120,758	119,547
Deferred income tax assets		92 ,493	97,307
Deferred employee costs		7,935	79,736
Available-for-sale investments		53,826	53,826
Long-term receivable		42 ,675	44,229

		26,299,929	26,913,805

Current assets
Materials and supplies, at cost		230,290	231,110
Trade receivables, net	7	422 ,468	483,218
Prepayments and other receivables, net		150,094	72,343
Short-term deposits		915,000	514,000
Cash and cash equivalents		1,950,577	1,115,651

		3,668,429	2,416,322

Total assets		29,968,358	29,330,127

24 | GUANGSHEN RAILWAY COMPANY LIMITED

		As of	As of
		30 June	31 December
		2010	2009
	Note	RMB’000	RMB’000
		(Unaudited)	(Restated)
			(Note 4)

EQUITY
Capital and reserves attributable to equity holders of the Company
Share capital	8	7,083,537	7,083,537
Share premium		11,564,581	11,564,581
Other reserves		1,932 ,131	1,932,131
Retained earnings		2,723,490	2,668,389

		23,303,739	23,248,638

Non-controlling interest		54,857	55,717

Total equity		23,358,596	23,304,355

LIABILITIES
Non-current liabilities
Bonds payable	9	3,468,897	3,465,801
Employee benefits obligations	10	144,066	174,767

		3,612 ,963	3,640,568

Current liabilities
Trade payables	11	892 ,416	791,355
Payables for fixed assets and construction-in-progress		485,841	674,652
Dividends payable		566,723	45
Income tax payable		139,984	116,036
Accruals and other payables		911,835	803,116

		2,996,799	2,385,204

Total liabilities		6,609,762	6,025,772

Total equity and liabilities		29,968,358	29,330,127

Net current assets		671,630	31,118

Total assets less current liabilities		26,971,559	26,944,923

The accompanying notes form an integral part of this condensed consolidated interim financial information.
INTERIM REPORT 25     |

Condensed Consolidated Interim Comprehensive Income Statement
For the six months ended 30 June 2010

		For the six months ended
		30 June
		2010	2009
	Note	RMB’000	RMB’000
		(Unaudited)	(Restated)
			(Note 4)

Revenues from railroad businesses
Passenger		3,735,009	3,511,977
Freight		614,648	506,488
Railway network usage and services		1,554,331	1,483,049

		5,903,988	5,501,514
Revenues from other businesses		405,557	356,370

Total revenues	5	6,309,545	5,857,884

Operating expenses
Railroad businesses		(5,056,935)	(4,693,783)
Other businesses		(364,186)	(322,045)

Total operating expenses		(5,421,121)	(5,015,828)

Other income, net		20,880	10,835

Profit from operations		909,304	852,891

Finance costs		(91,229)	(122,229)
Share of post-tax profits of associates		1,211	716

Profit before income tax		819,286	731,378

Income tax expense	13	(198,362)	(148,160)

Profit for the period		620,924	583,218

Other comprehensive income		—	—

Total comprehensive income for the period, net of tax		620,924	583,218

Profit attributable to:
Equity holders of the Company		621,784	584,002
Non-controlling interest		(860)	(784)

		620,924	583,218

Total comprehensive income attributable to:
Equity holders of the Company		621,784	584,002
Non-controlling interest		(860)	(784)

		620,924	583,218

Earnings per share for profit attributable to the equity holders of the Company during the period
—Basic and diluted	14	RMB0.088	RMB0.082

Dividends	15	—	—

The accompanying notes form an integral part of this condensed consolidated interim financial information.
26 | GUANGSHEN RAILWAY COMPANY LIMITED

Condensed Consolidated Interim Statement of Changes in Equity
For the six months ended 30 June 2010

			Unaudited
			Attributable to equity holders of the Company
							Non-
		Share	Share	Surplus	Retained		controlling
		capital	Premium	reserves	earnings	Subtotal	interest	Total
	Note	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Balance at 1 January 2010, as restated		7,083,537	11,564,581	1,932,131	2,668,389	23,248,638	55,717	23,304,355

Balance at 31 December 2009, as previously reported		7,083,537	10,294,570	1,932,131	3,270,887	22,581,125	55,717	22,636,842
Effect of change in accounting policy (Note 4)		—	1,270,011	—	(602,498)	667,513	—	667,513

Total comprehensive income for the period		—	—	—	621,784	621,784	(860)	620,924
Dividends relating to 2009	15	—	—	—	(566,683)	(566,683)	—	(566,683)

Balances at 30 June 2010		7,083,537	11,564,581	1,932,131	2,723,490	23,303,739	54,857	23,358,596

Balance at 1 January 2009, as restated		7,083,537	11,564,501	1,797,229	2,027,524	22,472,791	55,948	22,528,739

Balance at 31 December 2008, as previously reported		7,083,537	10,294,490	1,797,229	2,607,951	21,783,207	55,948	21,839,155
Effect of change in accounting policy (Note 4)		—	1,270,011	—	(580,427)	689,584	—	689,584

Total comprehensive income for the period, as restated		—	—	—	584,002	584,002	(784)	583,218

As previously reported		—	—	—	595,081	595,081	(784)	594,297
Effect of change in accounting policy (Note 4)		—	—	—	(11,079)	(11,079)	—	(11,079)

Dividends relating to 2008	15	—	—	—	(566,683)	(566,683)	(59)	(566,742)

Balances at 30 June 2009		7,083,537	11,564,501	1,797,229	2,044,843	22,490,110	55,105	22,545,215

The accompanying notes form an integral part of this condensed consolidated interim financial information.
INTERIM REPORT 27     |

Condensed Consolidated Interim Cash Flow Statement
For the six months ended 30 June 2010

	For the six months ended
	30 June
	2010	2009
	RMB'000	RMB'000
	(Unaudited)	(Unaudited)

Net cash from operating activities	1,679,372	1,209,149

Net cash used in investing activities	(836,841)	(652,300)

Net cash used in financing activities	(7,605)	(118,400)

Net increase in cash and cash equivalents	834,926	438,449
Cash and cash equivalents at beginning of period	1,115,651	1,560,952

Cash and cash equivalents at end of period	1,950,577	1,999,401

The accompanying notes form an integral part of this condensed consolidated interim financial information.
28 | GUANGSHEN RAILWAY COMPANY LIMITED

Notes to the Condensed Consolidated Interim Financial Information
For the six months ended 30 June 2010
(All amounts expressed in Renminbi unless other wise stated)
1.	General Information

Guangshen Railway Company Limited (the “Company”) was established as a joint stock limited company in the People’s Republic of China (the “PRC”) on 6 March 1996. On the same date, the Company assumed the business operations of certain railroad and other related businesses (collectively the “Businesses”) that had been undertaken previously by its predecessor, Guangshen Railway Company (the “Predecessor”) and certain of its subsidiaries; and Guangzhou Railway (Group) Company (the “Guangzhou Railway Group”) and certain of its subsidiaries prior to the formation of the Company.

The Predecessor is controlled by and is under the administration of the Guangzhou Railway Group. Pursuant to a restructuring agreement entered into between the Guangzhou Railway Group, the Predecessor and the Company in 1996 (the “Restructuring Agreement”), the Company issued to the Guangzhou Railway Group 100% of its equity interest in the form of 2,904,250,000 ordinary shares (the “State-owned Domestic Shares”) in exchange for the assets and liabilities associated with the operations of the Businesses (the “Restructuring”). After the Restructuring, the Predecessor changed its name to Guangzhou Railway (Group) Guangshen Railway Enterprise Development Company.

In May 1996, the Company issued 1,431,300,000 shares, representing 217,812,000 H Shares (“H Shares”) and 24,269,760 American Depositary Shares (“ADSs”, one ADS represents 50 H Shares) in a global public offering for cash of approximately RMB4,214,000,000 in order to finance the capital expenditure and working capital requirements of the Company and its subsidiaries (collectively defined as the “Group”).

In December 2006, the Company issued 2,747,987,000 A Shares on the Shanghai Stock Exchange through an initial public offering of shares in order to finance the acquisition of the business and related assets and liabilities associated with the railway transportation business of Guangzhou Railway Group Yangcheng Railway Enterprise Development Company (“Yangcheng Railway Business”), a wholly owned subsidiary of Guangzhou Railway Group which operates a railway line between the cities of Guangzhou and Pingshi in the Southern region of the PRC. On 1 January 2007, control of Yangcheng Railway Business was transferred to the Company at a cash consideration of RMB10,169,925,000.

The principal activities of the Group are the provision of passenger and cargo transportation on railroad. The Group also operates certain other businesses, which principally include services offered in railway stations; and sales of food, beverages and merchandises on board the trains and in the railway stations.

The registered address of the Company is No. 1052 Heping Road, Shenzhen, Guangdong Province, the People’s Republic of China.

The English names of all companies listed in the interim financial information are direct translations of their registered names in Chinese.
INTERIM REPORT 29     |

As of 30 June 2010 and 31 December 2009, the Company had direct or indirect interests in the following subsidiaries which are incorporated /established and are operating in the PRC:

	Date of	Percentage of equity
	incorporation/	interest attributable
Name of the entity	establishment	to the Company		Paid-in capital	Principal activities
		Directly	Indirectly

Dongguan Changsheng Enterprise Company	22 May 1992	51%	—	RMB38,000,000	Warehousing

Shenzhen Fu Yuan Enterprise Development Company (“Fu Yuan”)	1 November 1991	97.3%	2.7%	RMB18,500,000	Hotel management

Shenzhen Pinghu Qun Yi Railway Store Loading and Unloading Company	11 September 1993	55%	—	RMB10,000,000	Cargo loading and unloading, warehousing, freight transportation

Shenzhen Railway Property Management Company Limited	13 November 2001	—	100%	RMB3,000,000	Property management

Shenzhen Guangshen Railway Travel Service Ltd.	16 August 1995	75%	25%	RMB2,400,000	Travel agency

Shenzhen Shenhuasheng Storage and Transportation Company Limited	2 January 1985	41.5%	58.5%	RMB2,000,000	Warehousing, freight transport and packaging agency services

Shenzhen Nantie Construction Supervision Company	8 May 1995	67.46%	9.2%	RMB3,000,000	Supervision of construction projects

Shenzhen Guangshen Railway Economic and Trade Enterprise Company Limited	7 March 2002	—	100%	RMB2,000,000	Catering management

Shenzhen Railway Station Passenger Services Company	18 December 1986	100%	—	RMB1,500,000	Catering services and sales of merchandise

Guangshen Railway Station Dongqun Trade and Commerce Service Company	23 November 1992	100%	—	RMB1,020,000	Sales of merchandises

Guangzhou Tielian Economy Development Company Limited (“Tielian”)	27 December 1994	50.5%	—	RMB1,000,000	Warehousing and freight transport agency services

Guangzhou Dongqun Advertising Company Limited	6 March 1996	—	100%	RMB500,000	Advertising service

Guangzhou Railway Huangpu Service Company	2 January 1985	100%	—	RMB379,000	Cargo loading and unloading, warehousing, freight transportation
This condensed consolidated interim financial information was approved for issue on 24 August 2010.

This condensed consolidated interim financial information has not been audited.

2.	Basis of preparation

This condensed consolidated interim financial information for the six months ended 30 June 2010 has been prepared in accordance with IAS 34, “Interim financial reporting”. The condensed consolidated interim financial information should be read in conjunction with the annual financial statements for the year ended 31 December 2009, which have been prepared in accordance with International Financial Reporting Standards as issued by International Accounting Standards Board (“IFRS”).
30 | GUANGSHEN RAILWAY COMPANY LIMITED

3.	Accounting policies

Except as described below, the accounting policies applied are consistent with those of the annual financial statements for the year ended 31 December 2009, as described in those annual financial statements.

Taxes on income in the interim periods are accrued using the tax rate that would be applicable to expected total annual earnings.
(a)	New and amended standards early adopted by the Group
•	The Group early adopted the improved IFRS 1, “First-time Adoption of IFRS” from 1 January 2010. With the improved IFRS 1, the revaluated amount can become deemed costs so long as the revaluation takes place at periods before or during the first-time adoptors’ first set of IFRS financial statements. In addition, the IASB has made a special provision in this IFRS 1, that existing IFRS preparers may also be able to retrospectively apply this. The impact of early adoption of the improved IFRS is discussed in Note 4.
(b)	Standards, amendments and interpretations to existing standards effective in 2010 but not relevant to the Group:
•	IFRS 3 ( revised ) , “Business combinations”, and consequential amendments to IAS 27, “Consolidated and separate financial statements”, IAS 28, “Investments in associates”, and IAS 31, ‘Interests in joint ventures’, are effective prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after 1 July 2009. This is not currently applicable to the Group, as it has no such transactions.

•	IFRIC-Int 17, “Distributions of non-cash assets to owners” is effective for annual periods beginning on or after 1 July 2009. This is not currently applicable to the Group, as it has not made any non-cash distributions.

•	“An additional exemption for first-time adopters” (Amendment to IFRS 1) is effective for annual periods beginning on or after 1 January 2010. That is not relevant to the Group, as it is an existing IFRS preparer.

•	IAS 39 (Amendment), “Eligible hedged items” is effective for annual period on or after 1 July 2009. That is not currently applicable to the Group, as it has no hedging.

•	IFRS 2 (Amendment), “Group cash-settled share-based payment transaction” is effective for annual periods beginning on or after 1 January 2010. This is not currently applicable to the Group, as it has no such share-based payment transactions.

•	First improvements to International Financial Reporting Standards (2008) were issued in May 2008 by the IASB. The improvement related to IFRS 5 “Non-current assets held for sale and discontinued operations” is effective for annual period on or after 1 July 2009.

•	Second improvements to International Financial Reporting Standards (2009) were issued in April 2009 by IASB. All improvements are effective in the financial year of 2010.
(c)	The following new standards, new interpretations and amendments to standards and interpretations have been issued but are not effective for the financial year beginning 1 January 2010 and have not been early adopted:
•	IFRS 9, “Financial instruments” addresses the classification and measurement of financial assets and is likely to affect the Group’s accounting for its financial assets. The standard is not applicable until 1 January 2013 but is available for early adoption.

•	IAS 24 (Revised) “Related party disclosures” supersedes IAS “Related party disclosures” issued in 2003. The revised IAS 24 is required to be applied from 1 January 2011. Earlier application, for either the entire standard or the government-related entity, is permitted. The Group will apply the new revised IAS 24 from 1 January 2011.
INTERIM REPORT 31     |

•	Under “Classification of rights issues” (Amendment to IAS 32), for rights issues offered for a fixed amount of foreign currency, current practice appears to require such issues to be accounted for as derivative liabilities. The amendment states that if such rights are issued pro rata to all the entity’s existing shareholders in the same class for a fixed amount of currency, they should be classified as equity regardless of the currency in which the exercise price is denominated. The amendment should be applied for annual periods beginning on or after 1 February 2010. Earlier application is permitted.

•	Amendments to IFRIC Int-14 “Prepayments of a minimum funding requirement” correct an unintended consequence of IFRIC Int-14, “IAS — The limit on a defined benefit asset, minimum funding requirements and their interaction”. Without the amendments, entities are not permitted to recognise as an asset for any surplus arising from the voluntary prepayment of minimum funding contributions in respect of future service. This was not intended when IFRIC Int-14 was issued, and the amendments correct the problem. The amendments are effective for annual periods beginning 1 January 2011. Earlier application is permitted. The amendments should be applied retrospectively to the earliest comparative period presented.

•	IFRIC-Int 19, “Extinguishing financial liabilities with equity instruments” clarifies the requirements of IFRSs when an entity renegotiates the terms of a financial liability with its creditor and the creditor agrees to accept the entity’s shares or other equity instruments to settle the financial liability fully or partially. The interpretation is effective for annual periods beginning on or after 1 July 2010. Earlier application is permitted.

•	“Limited exemption from comparative IFRS 7 disclosures for first-time adopters” (Amendment to IFRS 1) provide first-time adopters with the same transition provisions as included in the amendment to IFRS 7 in relation to relief from presenting comparative information that ended before 31 December 2009 for new fair value disclosures requirements. This is required to be applied for annual periods beginning on or after 1 July 2010. Early adoption is permitted.

•	Third improvements to International Financial Reporting Standards (2010) were issued in May 2010, by IASB. All improvements are effective in the financial year of 2011.
4.	Change in accounting policy

During the current period, the Group early adopted the improved IFRS 1 to make use of the revaluated amount as deemed cost exemption.

This change in accounting policy has been accounted for retrospectively, and the comparative financial information has also been restated. The effect of the change is tabulated below:

	As of	As of
	30 June	31 December
	2010	2009
	RMB’000	RMB’000

Increase in fixed assets	876,954	890,636
(Decrease) in deferred income tax assets	(220,473)	(223,123)
Increase in share premium	1,270,011	1,270,011
(Decrease) in retained earnings	(613,530)	(602,498)
32 | GUANGSHEN RAILWAY COMPANY LIMITED

	For the six months ended
	30 June
	2010	2009
	RMB’000	RMB’000

Increase in operating expenses	13,682	13,849
(Decrease) in income tax expense	(2,650)	(2,770)
Decrease in profit for the period	11,032	11,079

	For the six months ended
	30 June
	2010	2009
	RMB	RMB

Decrease in earnings per share for profit attributable to the equity holders of the Company during the period
— Basic and diluted	0.0016	0.0016
5.	Segment information

The chief operating decision-makers have been identified as senior executives. Senior executives review the Group’s internal reporting in order to assess performance and allocate resources. Management has determined the operating segments based on these reports.

Senior executives consider the business from a perspective on revenues and operating results generated from railroad and related business conducted by the Company (“ the Company’s Business”). Other segments mainly include provision of on-board catering services, warehousing services, hotel management services and sales of merchandises provided by the subsidiaries of the Group.

Senior executives assess the performance of the operating segments based on a measure of the profit before income tax. Other information provided, except as noted below, to senior executives is measured in a manner consistent with that in the financial statements.

The segment results for the six months ended 30 June 2010 and 30 June 2009 are as follows:

	For the six months ended 30 June
	The Company’s Business		All other segments		Total
	2010	2009	2010	2009	2010	2009
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
	(Unaudited)	(Restated)	(Unaudited)	(Restated)	(Unaudited)	(Restated)

Total revenue (all from external customers)	6,210,159	5,779,873	99,386	78,011	6,309,545	5,857,884

Segment result	812,279	720,231	7,007	11,147	819,286	731,378

Finance costs	91,194	122,198	35	31	91,229	122,229
Share of results of associates	1,211	716	—	—	1,211	716
Depreciation	674,274	632,240	2,409	2,389	676,683	634,629
Amortization of leasehold land payments	7,501	7,501	493	493	7,994	7,994
Amortization of deferred employee costs	71,777	9,444	50	51	71,827	9,495
Recognition of employee benefits obligations	—	—	—	1,200	—	1,200
Impairment of construction-in-progress	—	396	—	—	—	396
(Reversal of provision)/provision for doubtful accounts	(1,904)	381	—	—	(1,904)	381

INTERIM REPORT 33     |

A reconciliation of segment result to profit for the period is provided as follows:

	For the six months ended 30 June
	The Company’s Business		All other segments		Total
	2010	2009	2010	2009	2010	2009
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
	(Unaudited)	(Restated)	(Unaudited)	(Restated)	(Unaudited)	(Restated)

Segment result	812,279	720,231	7,007	11,147	819,286	731,378
Income tax expense	(195,242)	(145,484)	(3,120)	(2,676)	(198,362)	(148,160)

Profit for the period	617,037	574,747	3,887	8,471	620,924	583,218

The Group is domiciled in the PRC. All the Group’s revenues were generated in the PRC, and the total assets are also located in the PRC.

	The Company’s Business		All other segments		Elimination		Total
	As of	As of	As of	As of	As of	As of	As of	As of
	30 June	31 December	30 June	31 December	30 June	31 December	30 June	31 December
	2010	2009	2010	2009	2010	2009	2010	2009
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
	(Unaudited)	(Restated)	(Unaudited)	(Restated)	(Unaudited)	(Restated)	(Unaudited)	(Restated)

Total segment assets	29,899,832	29,273,493	230,178	239,228	(161,652)	(182,594)	29,968,358	29,330,127

Total segment assets include:
Investment in associates	120,758	119,547	—	—	—	—	120,758	119,547
Additions to non-current assets (other than financial instruments and deferred tax assets)	146,629	1,536,507	3,224	6,705	—	—	149,853	1,543,212

Total segment liabilities	6,616,066	6,048,524	68,898	73,800	(75,202)	(96,552)	6,609,762	6,025,772

There are approximately RMB5,312,961,000 (2009: RMB5,073,597,000) of the revenues of the Group which were settled through the Ministry of Railway of the PRC (“MOR”). Except that, no revenues derived from a single external customer have exceeded 10% of the total revenues.
6.	Fixed assets and construction-in-progress

	Six months ended
	30 June
	2010	2009
	RMB’000	RMB’000
	(Unaudited)	(Restated)
		(Note 4)

Opening net book amount as of 1 January	25,601,392	25,326,846
Additions	123,892	328,025
Disposal	(429)	(1,715)
Depreciation	(676,683)	(634,629)
Impairment of construction-in-progress	—	(396)

Closing net book amount as of 30 June	25,048,172	25,018,131

As of 30 June 2010, the ownership certificates of certain buildings (“Building Ownership Certificates”) with an aggregate carrying value of approximately RMB1,291,066,000 (2009: 1,329,751,000) had not been obtained by the Group. After consultation made with the Company’s legal counsel, the directors consider that there is no legal restriction for the Group to apply for and obtain the Building Ownership Certificates and it should not lead to any significant adverse impact on the operations of the Group.
As of 30 June 2010, fixed assets with an aggregate net book value of approximately RMB28,979,000 (2009: RMB27,190,000) had been fully depreciated but still in use.
34 | GUANGSHEN RAILWAY COMPANY LIMITED

7.	Trade receivables, net

	As of	As of
	30 June	31 December
	2010	2009
	RMB’000	RMB’000
	(Unaudited)	(Audited)

Trade receivables	429,719	492,369
Less: Provision for doubtful accounts	(7,251)	(9,151)

	422,468	483,218

The passenger railroad services are usually transacted on cash basis. The Group does not have formal contractual credit terms agreed with its customers for freight services but the trade receivables are usually settled within a period less than one year. The aging analysis of trade receivables, net of provision for doubtful debts, was as follows:

	As of	As of
	30 June	31 December
	2010	2009
	RMB’000	RMB’000
	(Unaudited)	(Audited)

Within 1 year	403,982	445,668
Over 1 year but within 2 years	3,696	23,241
Over 2 years but within 3 years	5,403	4,931
Over 3 years	9,387	9,378

	422,468	483,218

8.	Share capital

As of 30 June 2010 and 31 December 2009, the total authorised number of ordinary shares is 7,083,537,000 shares with a par value of RMB1.00 per share:

30 June
2010 and
31 December
2009
RMB’000
Authorised, issued and fully paid:
A Shares subject to sale restrictions
— shares held by the National Council for Social Security Fund of the PRC (Note a)	274,799

Listed shares
— H Shares	1,431,300
— A Shares	5,377,438

6,808,738

7,083,537

Note a:	On 22 September 2009, Guangzhou Railway Group transferred 274,798,700 A shares held by it to the National Council for Social Security Fund in the PRC (“SSF”) according to regulations issued by the relevant PRC authorities. Upon this transfer, SSF has voluntarily agreed to extend the transfer restriction period associated with these shares for another three years. Thus, the shares that are still subject to sale and transfer restriction were 274,798,700 as of 30 June 2010.
There has been no movement of the authorised, issued and fully paid share capital during the period.
INTERIM REPORT 35     |

9.	Bonds payable

	At 1 January			At 30 June
	2010	Addition	Amortisation	2010
	RMB’000	RMB’000	RMB’000	RMB’000
				(Unaudited)

09 Guangshen Tie MTN1	3,465,801	—	3,096	3,468,897

The Company issued 3,500,000,000 bonds of medium terms at a nominal value of RMB3,500,000,000 on 17 December 2009. The bonds will reach maturity five years from the issue date at their nominal value of RMB3,500,000,000 and bear an annual interest rate with 4.79%.

On the issue dates, the bonds are recognised based on the residual amounts of the principals after deduction of issuance costs of approximately RMB34,524,000. The bonds are subsequently carried at amortised cost using an average effective interest rate of 5.018%.

The fair value of bonds payable approximates to their carrying amount.

10.	Employee benefits obligations

	As of	As of
	30 June	31 December
	2010	2009
	RMB’000	RMB’000
	(Unaudited)	(Audited)

Retirement benefits obligations	198,210	231,939
Less: current portion included in accruals and other payables	(54,144)	(57,172)

	144,066	174,767

	Six months ended
	30 June
	2010	2009
	RMB’000	RMB’000
	(Unaudited)	(Unaudited)

At 1 January	231,939	288,541
Addition	—	1,200
Interest unwound	2,087	3,255
Payment	(35,816)	(31,917)

At 30 June	198,210	261,079

Pursuant to a redundancy plan implemented by the Group in 2006, selected employees who had met certain specified criteria and accepted voluntary redundancy were provided with an offer of early retirement benefits, up to their official age of retirement. Such arrangements required specific approval granted by management of the Group.

With the acquisition of the Yangcheng Railway Business in 2007, the Group has also assumed certain retirement and termination benefits obligations associated with the operations of Yangcheng Railway Business. The amount mainly includes the redundancy termination benefits similar to those mentioned above, as well as the obligation for funding post-retirement medical insurance premiums of retired employees before the acquisition.

These obligations have been provided for by the Group at amounts equal to the total expected benefit payments. Where the obligation does not fall due within twelve months, the obligation payable has been discounted using a pre-tax rate that reflects management’s current market assessment of the time value of money and risk specific to the obligation (the discount rate was determined with reference to market yields at the balance sheet date on high quality investments in the PRC).
36 | GUANGSHEN RAILWAY COMPANY LIMITED

11.	Trade payables

The aging analysis of trade payables was as follows:

	As of	As of
	30 June	31 December
	2010	2009
	RMB’000	RMB’000
	(Unaudited)	(Audited)

Within 1 year	851,267	782,594
Over 1 year but within 2 years	39,833	7,589
Over 2 years but within 3 years	244	211
Over 3 years	1,072	961

	892,416	791,355

12.	Operating profit

The following items of unusual nature, size or incidence have been charged to the operating profit during the period:

	Six months ended
	30 June
	2010	2009
	RMB’000	RMB’000
	(Unaudited)	(Unaudited)

Impairment of construction-in-progress	—	396
Loss on disposal of fixed assets	268	729
13.	Income tax expense

Before 2008, enterprises established in the Shenzhen Special Economic Zone of the PRC were subject to income tax at a reduced preferential rate of 15% as compared with the standard income tax rate for PRC companies of 33%. The Company and the subsidiaries located in Shenzhen were subject to income tax rate of 15%, while those subsidiaries located outside Shenzhen were subject to income tax rate of 33%.

On 16 March 2007, the National People’s Congress approved the Corporate Income Tax Law of the People’s Republic of China (the “new CIT Law”), which became effective on 1 January 2008. Under the new CIT Law, the enterprise income tax rate was changed from 33% to 25% from 1 January 2008 onwards. While the enterprise income tax rate applicable to the Company and the subsidiaries located in Shenzhen would increase gradually to 25% within 5 years from 2008 to 2012. In 2010, the applicable income tax rate is 22% (2009: 20%).

An analysis of the current period taxation charges is as follows:

	Six months ended
	30 June
	2010	2009
	RMB’000	RMB’000
	(Unaudited)	(Restated)

Current income tax	193,548	145,808
Deferred income tax	4,814	2,352

	198,362	148,160

INTERIM REPORT 37     |

14.	Earnings per share

The calculation of basic earnings per share is based on the net profit for the six months ended 30 June 2010 attributable to shareholders of RMB621,784,000 (2009: RMB584,002,000), divided by the weighted average number of ordinary shares outstanding during the period of 7,083,537,000 shares (2009: 7,083,537,000 shares). There were no dilutive potential ordinary shares as of period end and therefore the diluted earning per share amount is the same as the basic.

15.	Appropriations to reserves and proposed dividends

No appropriation from retained earnings had been made to the statutory reserves for the six months ended 30 June 2010. Such appropriation will be made at year end in accordance with the Company Law of the PRC and the Articles of Association of the Company.

In April 2010, the Board of Directors declared a dividend of RMB0.08 per share in respect of the year ended 31 December 2009, totalling RMB566,682,960 (2009: RMB566,682,960), and it was approved by shareholders in the Annual General Meeting on 22 June 2010.

There is no interim dividend for the six months ended 30 June 2010 (2009: same) proposed by the board of directors on 24 August 2010.

16.	Commitments
(a)	Operating lease commitments

In connection with the acquisition of Yangcheng Railway Business, the Company signed an agreement on 15 November 2004 with Guangzhou Railway Group for leasing the land use rights associated with the land on which the acquired assets of Yangcheng Railway Business are located. The agreement became effective upon the completion of the acquisition on 1 January 2007 and the lease term is 20 years, renewable at the discretion of the Group. According to the terms of the agreement, the rental for such lease would be agreed by both par ties every year with a maximum amount not exceeding RMB74,000,000. For the six months ended 30 June 2010, the related lease rental paid and payable was RMB26,200,000 (2009: RMB25,600,000).

(b)	Capital commitments

As of 30 June 2010, the Group had the following capital commitments which are authorized but not contracted for, and contracted but not provided for:

	As of	As of
	30 June	31 December
	2010	2009
	RMB’000	RMB’000
	(Unaudited)	(Audited)

Authorised but not contracted for	981,245	1,357,620

Contracted but not provided for	151,551	248,630

38 | GUANGSHEN RAILWAY COMPANY LIMITED

17.	Transactions with MOR

MOR is the controlling entity of the Company’s substantial shareholder (i.e. Guangzhou Railway Group). In addition, it is the government authority which governs and monitors the railway business centrally within the PRC. The Company works in cooperation with the MOR and other railway companies owned and controlled by the MOR for the operation of certain long distance passenger train and freight transportation businesses within the PRC. The revenues generated from these long-distance passenger and freight transportation businesses are collected and settled by the MOR according to its settlement systems. The charges for the use of the rail lines and services provided by other railway companies are also instructed by the MOR and settled by the MOR based on its systems.
(a)	Save as disclosed in other notes to the financial information, during the period, the Group had the following material transactions undertaken with MOR:

	Six months ended
	30 June
	2010	2009
	RMB’000	RMB’000
	(Unaudited)	(Unaudited)
Recurring Transactions:
Income
Revenue collected from the MOR
— Passenger transportation	3,382,822	3,266,234
— Freight transportation	375,808	324,314
— Railway network usage and services	1,554,331	1,483,049

Charges and payments
Services charges allocated from the MOR for equipment lease and services	1,232,193	1,197,996
Operating lease rentals paid/payable to the MOR	85,559	71,736

The service charges are determined based on a pricing scheme set by the MOR or by reference to current market prices with guidance provided by the MOR.

(b)	As of 30 June 2010, the Group had the following material balances maintained with MOR:

	As of	As of
	30 June	31 December
	2010	2009
	RMB’000	RMB’000

Due from MOR
— Trade receivables	—	273,300
— Trade payables	365,748	—
INTERIM REPORT 39     |

18.	Related party transactions

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or common significant influence.
(a)	For the six months ended 30 June 2010, the Group had the following material transactions undertaken with related parties:

	Six months ended
	30 June
	2010	2009
	RMB’000	RMB’000
	(Unaudited)	(Unaudited)

Provide Services:
Revenue collected by MOR for services provided to Guangzhou Railway Group and its subsidiaries (i) (Note 17)	556,815	550,158
Provision of repairing services for cargo trucks of Guangzhou Railway Group and its subsidiaries (ii)	81,011	103,295
Provision of train transportation services to Guangzhou Railway Group and its subsidiaries (iii)	114,460	157,428

Receive Services:
Cost settled by MOR for services provided by Guangzhou Railway Group and its subsidiaries (i) (Note 17)	651,330	634,920
Provision of train transportation services provided by Guangzhou Railway Group and its subsidiaries (iv)	250,530	181,428
Social services (employee housing and public security services and other ancillary services) provided by GEDC and Yangcheng Railway (v)	64,330	185,135
Provision of construction services of Guangzhou Railway Group and its subsidiaries (ii)	52,000	24,720
Provision of repair and maintenance services by Guangzhou Railway Group and its subsidiaries (iii)	71,758	64,082

Purchase:
Purchase of materials and supplies from Guangzhou Railway Group and its subsidiaries (vii)	200,430	278,100

Others:
Operating lease rental paid to Guangzhou Railway Group for the leasing of land use rights (Note 16(a))	26,200	25,600

(i)	Such revenues /charges are determined by the MOR based on its standard charges applied on a nationwide basis.

(ii)	The service charges are determined based on a pricing scheme set by the MOR or by reference to current market prices with guidance provided by the MOR.

(iii)	The service charges are determined based on a pricing scheme set by the MOR or based on negotiation between the contracting parties with reference to full cost principle.

(iv)	The service charges are determined based on negotiation between the contracting parties with reference to full cost principle.

(v)	The service charges are levied based on contract prices determined based on cost plus a profit margin and explicitly agreed between both contract parties.

(vi)	The prices are determined based on mutual negotiation between the contracting parties.

(vii)	The prices are determined based on mutual negotiation between the contracting parties with reference to cost plus a management fee.
(b)	Compensation paid and payable to directors and supervisors of the Group amounted to RMB1,712,326 for the six months ended 30 June 2010 (2009: RMB1,668,376).
40 | GUANGSHEN RAILWAY COMPANY LIMITED

(c)	As of 30 June 2010, the Group had the following material balances maintained with related parties:

	As of	As of
	30 June	31 December
	2010	2009
	RMB’000	RMB’000
	(Unaudited)	(Audited)

Due from Guangzhou Railway Group	304,619	113,195

— Trade receivables (i)	299,581	108,341
— Other receivables	5,038	4,854

Due to Guangzhou Railway Group	(54,289)	(63,396)

— Trade payables (i)	(45,360)	(53,955)
— Other payables (iii)	(8,929)	(9,441)

Due from subsidiaries of Guangzhou Railway Group	105,922	28,733

— Trade receivables	41,517	13,126
Less: impairment provision	—	(113)
— Other receivables	64,405	15,720

Due to subsidiaries of Guangzhou Railway Group	(125,536)	(230,260)

— Trade payables (ii)	(80,483)	(174,054)
— Other payables (iii)	(45,053)	(56,206)

Due from an associate	1,122	1,312

— Trade receivables	—	—
— Other receivables	13,434	13,624
Less: impairment provision (v)	(12,312)	(12,312)

Due to an associate	(7,700)	(9,534)

— Trade payables	—	(135)
— Other payables (iv)	(7,700)	(9,399)

Prepayments for fixed assets and construction-in-progress	2,917	—

— Subsidiaries of Guangzhou Railway Group	2,917	—

Payables for fixed assets and construction-in-progress	(90,082)	(101,316)

— Guangzhou Railway Group and its subsidiaries	(78,873)	(101,316)
— An associate	(11,209)	—

Dividends payable	(210,356)	—

— Guangzhou Railway Group	(210,356)	—

(i)	The trade balances due from/to Guangzhou Railway Group, subsidiaries of Guangzhou Railway Group mainly represented service fees and charges payable and receivable balances arising from the provision of passenger transportation and cargo forwarding businesses jointly with these related parties within the PRC as described in 18(a)(i).

(ii)	The trade balances due to subsidiaries of Guangzhou Railway Group mainly represent payables arising from unsettled fees for purchase of materials and provision of other services according to various service agreements entered into between the Group and the related parties (see Note 18(a) above).

(iii)	The non-trade balances due to subsidiaries of Guangzhou Railway Group mainly represent the deposits of related parties maintained in the deposit-taking centre of the Company.

(iv)	The non-trade balance due to an associate mainly represents the payable balance arising from unsettled balance for the construction project services under taken by an associate.

(v)	Full impairment loss provision set up against a receivable balance due from Zengcheng Lihua, which was brought forward from prior years.
As of 30 June 2010, all the balances maintained with related parties are unsecured, non- interest bearing and are repayable on demand.
INTERIM REPORT 41     |

CHAPTER 8:	DOCUMENT AVAILABLE FOR INSPECTION
Documents for review include:
I.	Interim Report signed by the legal representative;

II.	Financial Statements signed by Chairman of the Board of Directors, general Manager and Chief Accountant;

III.	All the original of files or announcements disclosed in Securities Times, China Securities Journal and Shanghai Securities News in the Reporting period;

IV.	Interim report announced at the Hong Kong securities market.
The documents are placed at Secretariat of the Company.
On behalf of the Board of Directors
Xu Xiaoming
Chairman of the Board of Directors
Shenzhen, China, 24 August 2010
42 | GUANGSHEN RAILWAY COMPANY LIMITED